SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

KONOVER PROPERTY TRUST, INC.
(Name of the Issuer)

Konover Property Trust, Inc. KPT Properties, L.P. KPT Acquisition, L.P. PSCO Acquisition Corp. Prometheus Southeast Retail Trust Prometheus Southeast Retail LLC LFSRI II SPV REIT Corp.	LF Strategic Realty Investors II L.P. LFSRI II Alternative Partnership L.P. LFSRI II-CADIM Alternative Partnership L.P. Lazard Frères Real Estate Investors L.L.C. Lazard Frères & Co. LLC
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

301953 10 5
(CUSIP Number of Class of Securities)

J. Michael Maloney President and Chief Executive Officer Konover Property Trust, Inc. 3434 Kildaire Farm Rd., Suite 200 Raleigh, NC 27606 (919) 372-3000	Marjorie L. Reifenberg Principal, General Counsel and Secretary Lazard Frères Real Estate Investors L.L.C. 30 Rockefeller Plaza, 50th Floor New York, New York 10020 (212) 632-6000	PSCO Acquisition Corp. c/o The Corporation Trust Incorporated 300 East Lombard Street Baltimore, Maryland 21202 (410) 539-2837
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq. Alston & Bird LLP 3201 Beechleaf Court, Suite 200 Raleigh, NC 27604-1062 (919) 862-2200	Jeffrey D. Marell, Esq. Paul, Weiss, Rifkind, Wharton & Garrison 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transaction, passed upon the merits or fairness of the transaction, or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

This statement is filed in connection with (check the appropriate box):

a.  ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  ☐ The filing of a registration statement under the Securities Act of 1933.

c.  ☐ A tender offer.

d.  ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$32,806,136	$7,560

*
Estimated for purposes of calculating the amount of the filing fee only. Proposed maximum aggregate value of transaction: $32,806,136 (calculated on the basis of (1) 15,299,092 outstanding shares of common stock that will receive the merger consideration multiplied by the transaction price of $2.10, plus (2) the product of (A) 448,403 shares which are subject to options to purchase shares with an exercise price of less than $2.10 per share and (B) the difference between $2.10 per share and the exercise price of such options).

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,560	Filing Party: Konover Property Trust, Inc.
Form or Registration No.: Schedule 14A	Date Filed: July 29, 2002

This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) amends the Rule 13E-3 Transaction Statement filed on July 29, 2002, as amended by Amendment No. 1 thereto filed on September 23, 2002, and is being filed jointly by Konover Property Trust, Inc., a Maryland corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (the “Company”), KPT Properties, L.P., a Delaware limited partnership, KPT Acquisition, L.P., a Delaware limited partnership, PSCO Acquisition Corp., a Maryland corporation (the “Buyer”), Prometheus Southeast Retail Trust, a Maryland real estate investment trust (“Prometheus”), Prometheus Southeast Retail LLC, a Delaware limited liability company (“PSLLC”), LFSRI II SPV REIT Corp., a Delaware corporation (“SPV”), LF Strategic Realty Investors II L.P., a Delaware limited partnership (“LFSRI II”), LFSRI II Alternative Partnership L.P., a Delaware limited partnership (“Alternative”), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership (“CADIM”), Lazard Frères Real Estate Investors L.L.C., a New York limited liability company (“LFREI”), and Lazard Frères & Co. LLC, a New York limited liability company (“LFC,” and together with Prometheus, PSLLC, SPV, LFSRI II, Alternative, CADIM and LFREI, the

“Prometheus Parties”), in connection with the Agreement and Plan of Merger, dated June 23, 2002, by and between the Buyer and the Company, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 26, 2002, by and between the Buyer and the Company (collectively referred to as the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, the Buyer will merge with and into the Company (the “Merger”), with the Company as the surviving corporation (the “Surviving Corporation”). As of the date of this filing, the owners of the Buyer are Prometheus, owner of approximately 66% of the Company’s common stock, $0.01 par value per share (the “Common Stock”), and Kimkon Inc., a Delaware corporation and an indirect wholly owned subsidiary of Kimco Realty Corporation, a Maryland corporation.

If the Merger is approved by the holders of the Company’s Common Stock and the Merger is completed, each share of Company Common Stock, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a cash payment of $2.10, without interest, except that (1) each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger owned by any subsidiary of the Company and (2) each share of Company Common Stock contributed to the Buyer by Prometheus immediately prior to the consummation of the Merger will be canceled and retired without any payment therefor. At the effective time of the Merger, Company stock options, purchase rights and repurchase rights with an exercise price of less than $2.10 per share will be converted into the right to receive a cash payment equal to the amount by which the per share exercise price is less than $2.10 multiplied by the number of shares of Common Stock subject to such options, purchase rights or repurchase rights.

Concurrently with the filing of this Amendment No. 2 to the Schedule 13E-3, the filing persons are filing an Amendment No. 3 to the Schedule 13E-3.

On July 29, 2002, the Company filed with the Securities and Exchange Commission a proxy statement under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of holders of Company Common Stock at which the stockholders will consider and vote upon a proposal to approve the Merger Agreement and the Merger and charter amendments contemplated by the Merger Agreement. The proxy statement was subsequently revised and filed with the Securities and Exchange Commission on September 23, 2002 and on October 15, 2002 (as revised, the “proxy statement”).

The information contained in the proxy statement, including all appendices thereto, is hereby expressly incorporated herein by reference. A copy of the Merger Agreement is attached as Appendices A1 and A2 to the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment.

Item 1.    Summary Term Sheet.

The information set forth under the Section entitled “Summary Term Sheet” in the proxy statement is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)  Name and Address.    The information set forth under the sections entitled “Summary—Parties Involved in the Merger” and “The Parties Involved in the Merger—Konover” in the proxy statement is incorporated herein by reference.

(b)  Securities.    As of the date of this filing, there are 31,915,014 shares of Common Stock issued and outstanding and no other shares of stock issued and outstanding. The information set forth under the section entitled “The Special Meeting—Record Date and Voting Power” in the proxy statement is incorporated herein by reference.

(c)  Trading Market and Price.    The information set forth under the sections entitled “Selected Financial and Other Information—Comparative Market and Per Share Data,” “Information Concerning Konover—Market for Konover Common Stock” and “Information Concerning Konover—Market for Konover Series A Convertible Preferred Stock” in the proxy statement is incorporated herein by reference. There is no established trading market for the Company’s preferred stock.

(d)  Dividends.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary—Merger Description,” “Selected Financial and Other Information—Comparative Market and Per Share Data,” “Information Concerning Konover—Market for Konover Common Stock,” “Information Concerning Konover—Market for Konover Series A Convertible Preferred Stock” and “The Merger and Related Agreements—Conduct of Konover’s Business Before the Merger” in the proxy statement is incorporated herein by reference.

(e)  Prior Public Offerings.    Not applicable.

(f)  Prior Stock Purchases.    The information set forth under the sections entitled “Information Concerning Konover—Common Stock Purchase Information” and “Information Concerning Konover—Preferred Stock Purchase Information” in the proxy statement is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)  Name and Address.    The Company is the subject company. The other filing persons are affiliates. The information set forth under the sections entitled “Summary—Parties Involved in the Merger,” “The Parties Involved in the Merger,” “Appendix F—Information Relating to the Directors and Executive Officers of the Prometheus Parties,” “Appendix G—Information Relating to Kimco, Kimco Realty Services, Kimkon, and the Directors and Executive Officers of Kimco (for the purposes of complying with General Instruction C to Schedule 13E-3 only),” “Appendix H—Information Relating to the Directors and Executive Officers of PSCO Acquisition Corp.” and “Appendix I—Information Relating to the Directors and Executive Officers of Konover Property Trust, Inc.” to the proxy statement is incorporated herein by reference.

(b)  Business and Background of Entities.    The information set forth under the sections entitled “Summary—Parties Involved in the Merger,” “The Parties Involved in the Merger” and “Appendix G—Information Relating to Kimco, Kimco Realty Services, Kimkon, and the Directors and Executive Officers of Kimco (for the purposes of complying with General Instruction C to Schedule 13E-3 only)” to the proxy statement is incorporated herein by reference.

(c)  Business and Background of Natural Persons.    The information set forth under the sections entitled “The Parties Involved in the Merger,” “Appendix F—Information Relating to the Directors and Executive Officers of the Prometheus Parties,” “Appendix G—Information Relating to Kimco, Kimco Realty Services, Kimkon, and the Directors and Executive Officers of Kimco (for the purposes of complying with General Instruction C to Schedule 13E-3 only),” “Appendix H—Information Relating to the Directors and Executive Officers of PSCO Acquisition Corp.” and “Appendix I—Information Relating to the Directors and Executive Officers of Konover Property Trust, Inc.” to the proxy statement is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)(1)  Tender Offers.    Not applicable.

(a)(2)(i)  Transaction Description.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors” and “The Merger and Related Agreements” in the proxy statement is incorporated herein by reference.

(a)(2)(ii)  Consideration.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors” and “The Merger and Related Agreements—Conversion of Stock and Options” in the proxy statement is incorporated herein by reference.

(a)(2)(iii)  Reasons for Transaction.    The information set forth under the sections entitled “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors,” “Special Factors—PSCO’s and the Prometheus Parties’ Position as to the Fairness of the Merger” and “Special Factors—Purpose of the Merger” in the proxy statement is incorporated herein by reference.

(a)(2)(iv)  Vote Required for Approval.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “The Special Meeting—Record Date and Voting Power,” “The Special Meeting—Quorum and Vote Required,” “Special Factors—Vote Required to Approve the Merger Proposal and the Charter Proposal” and “Proposal Regarding Charter Amendments” in the proxy statement is incorporated herein by reference.

(a)(2)(v)  Differences in the Rights of Security Holders.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors—Effects of the Merger,” “The Merger and Related Agreements—The Merger,” “The Merger and Related Agreements—Conversion of Stock and Options” and “Proposal Regarding Charter Amendments” in the proxy statement is incorporated herein by reference.

(a)(2)(vi)  Accounting Treatment.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary” and “Special Factors—Expected Accounting Treatment of the Merger” in the proxy statement is incorporated herein by reference.

(a)(2)(vii)  Income Tax Consequences.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary” and “Special Factors—Material Federal Income Tax Considerations” in the proxy statement is incorporated herein by reference.

(c)  Different Terms.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors—Effects of the Merger,” “The Merger and Related Agreements—The Merger Structure,” “The Merger and Related Agreements—Conversion of Stock and Options” and “Proposal Regarding Charter Amendments” in the proxy statement is incorporated herein by reference.

(d)  Appraisal Rights.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary” and “The Merger and Related Agreements—Conversion of Stock and Options—Appraisal Rights” in the proxy statement is incorporated herein by reference.

(e)  Provisions for Unaffiliated Security Holders.    The information set forth under the section entitled “Where You Can Find More Information” in the proxy statement is incorporated herein by reference.

(f)  Eligibility for Listing or Trading.    The information set forth under the section entitled “The Merger and Related Agreements—Conversion of Stock and Options—Konover Series A Convertible Preferred Stock” in the proxy statement is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)  Transactions.    Not applicable.

(b), (c)  Significant Corporate Events; Negotiations or Contracts.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary” and “Special Factors—Background of the Merger” in the proxy statement is incorporated herein by reference.

(e)  Agreements Involving the Subject Company’s Securities.    The information set forth under the sections entitled “The Merger and Related Agreements—Co-Investment Agreement,” “The Merger and Related Agreements—Voting Agreement,” “The Merger and Related Agreements—Supplemental Voting and Tender Agreement,” “The Merger and Related Agreements—Additional Agreements—Stockholders Agreement Waiver,” “The Merger and Related Agreements—Other Agreements,” “Special Factors—Interests of Directors and Officers in the Merger—Interests of Prometheus Designated Directors,” “Special Factors—Background of the Merger” and “The Parties Involved in the Merger” in the proxy statement is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)  Use of Securities Acquired.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” and “The Merger and Related Agreements—Conversion of Stock and Options” in the proxy statement is incorporated herein by reference.

(c) (1) through  (8) Plans.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors—Effects of the Merger,” “Special Factors—Future Plans” and “The Merger and Related Agreements” in the proxy statement is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a) through (c)  Purposes, Alternatives and Reasons.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors,” “Special Factors—PSCO’s and the Prometheus Parties’ Position as to the Fairness of the Merger,” “Special Factors—Purpose of the Merger” and “The Merger and Related Agreements—The Merger Structure” in the proxy statement is incorporated herein by reference.

(d)  Effects.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors,” “Special Factors—PSCO’s and the Prometheus Parties’ Position as to the Fairness of the Merger,” “Special Factors—Effects of the Merger,” “Special Factors—Future Plans,” “Special Factors—Material Federal Income Tax Considerations,” “Special Factors—Estimated Fees and Expenses of the Merger,” “The Merger and Related Agreements—The Merger,” “The Merger and Related Agreements—Conversion of Stock and Options” and “The Merger and Related Agreements—Additional Agreements—Delisting and Termination of Registration” in the proxy statement is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

(a), (b)  Fairness; Factors Considered in Determining Fairness.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors—Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors,” “Special Factors—Opinion of the Special Committee’s Financial Advisor,” “Special Factors—PSCO’s and the Prometheus Parties’ Position as to the Fairness of the Merger” and “Special Factors—Purpose of the Merger” in the proxy statement is incorporated herein by reference.

(c)  Approval of Security Holders.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “The Special Meeting—Quorum and Vote Required,” “Special Factors—Vote Required to Approve the Merger Proposal and the Charter Proposal,” “Special Factors—Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors,” “Special Factors—PSCO’s and the Prometheus Parties’ Position as to the Fairness of the Merger” and “Proposal Regarding Charter Amendments” in the proxy statement is incorporated herein by reference.

(d)  Unaffiliated Representative.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors,” “Special Factors—Opinion of the Special Committee’s Financial Advisor” and “Special Factors—PSCO’s and the Prometheus Parties’ Position as to the Fairness of the Merger” in the proxy statement is incorporated herein by reference.

(e)  Approval of Directors.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary” and “Special Factors—Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors” in the proxy statement is incorporated herein by reference.

(f)  Other Offers.    The information set forth under the section entitled “Special Factors—Background of the Merger” in the proxy statement is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a)—(c)  Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth under the sections entitled “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors” and “Special Factors—Opinion of the Special Committee’s Financial Advisor” in the proxy statement is incorporated herein by reference. The full text of the written opinion of Credit Suisse First Boston Corporation, dated June 23, 2002, is attached to the proxy statement as Appendix E and incorporated herein by reference.

Item 10.    Source and Amounts of Funds or Other Consideration.

(a)  Source of Funds.    The information set forth under the sections entitled “Summary—Financing, Tax, and Accounting Matters” and “Special Factors—Financing for the Merger” in the proxy statement is incorporated herein by reference.

(b)  Conditions.    Not applicable.

(c)  Expenses.    The information set forth under the sections entitled “The Special Meeting—Solicitation of Proxies and Expenses,” “Special Factors—Estimated Fees and Expenses of the Merger“ and “The Merger and Related Agreements—Termination of the Merger Agreement” in the proxy statement is incorporated herein by reference.

(d)  Borrowed Funds.    Not applicable.

Item 11.    Interest in Securities of the Subject Company.

(a)  Securities Ownership.    The information set forth under the sections entitled “Summary Term Sheet,” “Special Factors—Interests of Directors and Officers in the Merger—Share Ownership” and “Information Concerning Konover—Security Ownership of Certain Beneficial Owners and Konover Management” in the proxy statement is incorporated herein by reference.

(b)  Securities Transactions.    The information set forth under the section entitled “Information Concerning Konover—Common Stock Purchase Information” in the proxy statement is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation.

(d)  Intent to Tender or Vote in a Going-Private Transaction.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “The Special Meeting—Quorum and Vote Required,” “Special Factors—Interests of Directors and Officers in the Merger,” “Special Factors—Vote Required to Approve the Merger Proposal and the Charter Proposal” and “The Merger and Related Agreements—Voting Agreement” in the proxy statement is incorporated herein by reference.

(e)  Recommendation of Others.    The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Summary,” “The Special Meeting—Purpose of the Special Meeting,” “Special Factors—Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors” and “Special Factors—PSCO’s and the Prometheus Parties’ Position as to the Fairness of the Merger” in the proxy statement is incorporated herein by reference.

Item 13.    Financial Statements.

(a)  Financial Information.    The information set forth under the sections entitled “Where You Can Find More Information” and “Selected Financial and Other Information” in the proxy statement is incorporated herein by reference, and the information set forth in the consolidated financial statements of the Company included in the Company’s most recent Annual Report on Form 10-K attached as Appendix J to the proxy statement and the Company’s most recent Quarterly Report on Form 10-Q attached as Appendix L to the proxy statement is incorporated herein by reference.

(b)  Pro Forma Information.    The pro forma information set forth under the section entitled “Selected Financial and Other Information” in the proxy statement is incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) and (b) Solicitations or Recommendations; Employees and Corporate Assets.    The information set forth under the sections entitled “Summary,” “Questions and Answers About the Merger Proposal and the Charter Proposal,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger; Factors Considered by the Special Committee and Board of Directors” and “Special Factors—Opinion of the Special Committee’s Financial Advisor” in the proxy statement is incorporated herein by reference.

Item 15.    Additional Information.

(b)  Other Material Information.    The information set forth under the sections entitled “Special Factors—Litigation Challenging the Merger” and “Special Factors—Events Relating to the Former Holders of Series A Convertible Preferred Stock” in the proxy statement is incorporated herein by reference.

Item 16.    Exhibits.

(a)  Revised preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 15, 2002 (incorporated herein by reference to the proxy statement (Commission No. 01-11998)).

(b)  Not applicable.

(c)(1)  Opinion of Credit Suisse First Boston Corporation, dated June 23, 2002 (incorporated herein by reference to Appendix E to the proxy statement).

(c)(2)  Presentation by Credit Suisse First Boston Corporation, dated June 23, 2002 (previously filed with Schedule 13E-3, filed July 29, 2002 (Commission No. 5-45054)).

(c)(3) Presentation by Credit Suisse First Boston Corporation, dated February 7, 2002 (filed herewith).

(c)(4) Presentation by Credit Suisse First Boston Corporation, dated February 4, 2002 (filed herewith).

(c)(5) Presentation by Credit Suisse First Boston Corporation, dated January 16, 2002 (filed herewith).

(c)(6) Presentation by Credit Suisse First Boston Corporation, dated November 20, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(c)(7) Presentation by Credit Suisse First Boston Corporation, dated November 12, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(c)(8) Presentation by Credit Suisse First Boston Corporation, dated August 30, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(c)(9) Presentation by Credit Suisse First Boston Corporation, dated August 22, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(c)(10) Presentation by Credit Suisse First Boston Corporation, dated July 25, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(c)(11) Presentation by Credit Suisse First Boston Corporation, dated February 26, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(d)(1)  Agreement and Plan of Merger, dated as of June 23, 2002, by and between PSCO Acquisition Corp. and Konover Property Trust, Inc. (incorporated herein by reference to Appendix A1 of the proxy statement).

(d)(2)  Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 26, 2002, by and between PSCO Acquisition Corp. and Konover Property Trust, Inc. (incorporated herein by reference to Appendix A2 of the proxy statement).

(d)(3)  Voting Agreement, dated as of June 23, 2002, by and between Prometheus Southeast Retail Trust, Konover Property Trust, Inc., and Kimkon Inc. (incorporated herein by reference to Appendix B of the proxy statement).

(d)(4)  Supplemental Voting and Tender Agreement, dated as of June 23, 2002, by and between Prometheus Southeast Retail Trust and Konover Property Trust, Inc. (incorporated herein by reference to Appendix C of the proxy statement).

(d)(5)  Co-Investment Agreement, dated as of June 23, 2002, by and among Prometheus Southeast Retail Trust, Kimkon Inc., PSCO Acquisition Corp., LF Strategic Realty Investors II L.P., LFSRI II—CADIM Alternative Partnership L.P., LFSRI II Alternative Partnership L.P., and Kimco Realty Corporation (incorporated herein by reference to Appendix D1 of the proxy statement).

(d)(6)  Amendment No. 1 to the Co-Investment Agreement, dated as of July 26, 2002, by and among Prometheus Southeast Retail Trust, Kimkon Inc., PSCO Acquisition Corp., LF Strategic Realty Investors II L.P., LFSRI II—CADIM Alternative Partnership L.P., LFSRI II Alternative Partnership L.P., and Kimco Realty Corporation (incorporated herein by reference to Appendix D2 of the proxy statement).

(d)(7)  Amended and Restated Stock Purchase Agreement, dated March 23, 1998, between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

(d)(8)  Stockholders Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

(d)(9)  Registration Rights Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

(d)(10)  Contingent Value Right Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail Trust (as assignee of Prometheus Southeast Retail LLC) (incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

(f)  Not applicable.

(g)  Not applicable.

Cautionary Statement Concerning Forward-Looking Information

This Schedule 13E-3 includes and incorporates by reference forward-looking statements which are based on the Company’s and/or, where applicable, the Prometheus Parties’ current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning possible or assumed future results of operations and also include those preceded or followed by words such as “anticipates,” “believes,” “thinks,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” “plans,” “targets” and/or similar expressions. Forward-looking statements made in any document incorporated by reference into this Schedule 13E-3 or otherwise made within this Schedule 13E-3 in relation to the merger are not protected under the safe harbors of the Private Securities Litigation Reform Act of 1995.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of October 15, 2002

KONOVER PROPERTY TRUST, INC.

By:	/s/ J. MICHAEL MALONEY
J. Michael Maloney President and Chief Executive Officer

KPT PROPERTIES, L.P. By: KONOVER PROPERTY TRUST, INC., as general partner

By:	/s/ J. MICHAEL MALONEY
J. Michael Maloney President and Chief Executive Officer

KPT ACQUISITION, L.P. By: KONOVER PROPERTY TRUST, INC., as general partner

By:	/s/ J. MICHAEL MALONEY
J. Michael Maloney President and Chief Executive Officer

PSCO ACQUISITION CORP.

By:	/s/ ANDREW ZOBLER
Andrew Zobler Vice President

PROMETHEUS SOUTHEAST RETAIL TRUST

By:	/s/ MATTHEW J. LUSTIG
Matthew J. Lustig President

PROMETHEUS SOUTHEAST RETAIL LLC By: LFSRI II SPV REIT Corp. as managing member

By:	/s/ MATTHEW J. LUSTIG
Matthew J. Lustig President

LFSRI II SPV REIT CORP.

By:	/s/ MATTHEW J. LUSTIG
Matthew J. Lustig President

LF STRATEGIC REALTY INVESTORS II L.P. By: Lazard Freres Real Estate Investors L.L.C. as general partner

By:	/s/ MATTHEW J. LUSTIG
Matthew J. Lustig Managing Principal

LFSRI II ALTERNATIVE PARTNERSHIP L.P. By: Lazard Freres Real Estate Investors L.L.C. as general partner

By:	/s/ MATTHEW J. LUSTIG
Matthew J. Lustig Managing Principal

LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P. By: Lazard Freres Real Estate Investors L.L.C. as general partner

By:	/s/ MATTHEW J. LUSTIG
Matthew J. Lustig Managing Principal

LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

By:	/s/ MATTHEW J. LUSTIG
Matthew J. Lustig Managing Principal

LAZARD FRERES & CO. LLC

By:	/s/ SCOTT D. HOFFMAN
Scott D. Hoffman Managing Director

EXHIBIT INDEX

Exhibit Number	Description

(a)
Revised preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 15, 2002 (incorporated herein by reference to the proxy statement (Commission No. 01-11998)).

(b)	Not applicable.

(c)(1)	Opinion of Credit Suisse First Boston Corporation, dated June 23, 2002 (incorporated herein by reference to Appendix E to the proxy statement).

(c)(2)	Presentation by Credit Suisse First Boston Corporation, dated June 23, 2002 (previously filed with Schedule 13E-3, filed July 29, 2002 (Commission No. 5-45054)).

(c)(3)	Presentation by Credit Suisse First Boston Corporation, dated February 7, 2002 (filed herewith).

(c)(4)	Presentation by Credit Suisse First Boston Corporation, dated February 4, 2002 (filed herewith).

(c)(5)	Presentation by Credit Suisse First Boston Corporation, dated January 16, 2002 (filed herewith).

(c)(6)	Presentation by Credit Suisse First Boston Corporation, dated November 20, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(c)(7)	Presentation by Credit Suisse First Boston Corporation, dated November 12, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(c)(8)	Presentation by Credit Suisse First Boston Corporation, dated August 30, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(c)(9)	Presentation by Credit Suisse First Boston Corporation, dated August 22, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(c)(10)	Presentation by Credit Suisse First Boston Corporation, dated July 25, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(c)(11)	Presentation by Credit Suisse First Boston Corporation, dated February 26, 2001 (filed concurrently with Amendment No. 3 to Schedule 13E-3).

(d)(1)
Agreement and Plan of Merger, dated as of June 23, 2002, by and between PSCO Acquisition Corp. and Konover Property Trust, Inc. (incorporated herein by reference to Appendix A1 of the proxy statement).

(d)(2)
Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 26, 2002, by and between PSCO Acquisition Corp. and Konover Property Trust, Inc. (incorporated herein by reference to Appendix A2 of the proxy statement).

(d)(3)
Voting Agreement, dated as of June 23, 2002, by and between Prometheus Southeast Retail Trust, Konover Property Trust, Inc., and Kimkon Inc. (incorporated herein by reference to Appendix B of the proxy statement).

(d)(4)
Supplemental Voting and Tender Agreement, dated as of June 23, 2002, by and between Prometheus Southeast Retail Trust and Konover Property Trust, Inc. (incorporated herein by reference to Appendix C of the proxy statement).

(d)(5)
Co-Investment Agreement, dated as of June 23, 2002, by and among Prometheus Southeast Retail Trust, Kimkon Inc., PSCO Acquisition Corp., LF Strategic Realty Investors II L.P., LFSRI II—CADIM Alternative Partnership L.P., LFSRI II Alternative Partnership L.P., and Kimco Realty Corporation (incorporated herein by reference to Appendix D1 of the proxy statement).

(d)(6)
Amendment No. 1 to the Co-Investment Agreement, dated as of July 26, 2002, by and among Prometheus Southeast Retail Trust, Kimkon Inc., PSCO Acquisition Corp., LF Strategic Realty Investors II L.P., LFSRI II—CADIM Alternative Partnership L.P., LFSRI II Alternative Partnership L.P., and Kimco Realty Corporation(incorporated herein by reference to Appendix D2 of the proxy statement).

(d)(7)	Amended and Restated Stock Purchase Agreement, dated March 23, 1998,

between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

(d)(8)
Stockholders Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

(d)(9)
Registration Rights Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail LLC. (incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

(d)(10)
Contingent Value Right Agreement, dated as of February 24, 1998, by and between Konover Property Trust, Inc. and Prometheus Southeast Retail Trust (as assignee of Prometheus Southeast Retail LLC) (incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998).

(f)	Not applicable.

(g)	Not applicable.